July 12, 2005



Mr. David S. Marberger
Chief Financial Officer
Tasty Baking Company
2801 Hunting Park Avenue
Philadelphia, Pennsylvania  19129


	Re:	Tasty Baking Company
		Form 10-K for Fiscal Year Ended December 25, 2004
Filed March 25, 2005
Form 14A
Filed April 8, 2005
		Form 10-Q for Fiscal Quarter Ended March 26, 2005
      Filed May 5, 2005
		File No. 1-05084


Dear Mr. Marberger:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 25, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 9

Critical Accounting Policies, page 9

1. We note that you identify several accounting policies that "...are considered to be critical in that (i) they are most important to the depiction of the financial condition and results of operations of the company and (ii) their application requires management`s most subjective judgment in making estimates about the effect of matters that are inherently uncertain." However, your disclosures do not refer to specific accounting estimates and the assumptions and uncertainties underlying such estimates. Please expand your disclosures to explain how the assumptions that you have made compare to other assumptions that could have reasonably been made, under the circumstances, and to address the specific uncertainties that are reasonably likely to give rise to material effects in the course of resolution. Please provide information about the quality and potential variability of your earnings and cash flow so that investors may ascertain the extent to which your reported financial information is indicative of your future results. We generally find that disclosures including both sensitivity analyses and discussions of historical experience in making the critical estimates are effective in meeting this Management`s Discussion and Analysis objective. Please refer to the guidance in FRC Section 501.14 if you require further clarification.

Results of Operations, page 11

Depreciation, page 12

2. We understand that during the first quarter 2004 you extended the useful lives of certain machinery, equipment, buildings and improvements. Please expand your disclosure to clarify why this was considered a change in estimate, given your disclosure that you had other similar assets that were already being depreciated over the same life. Also explain what changed from the time the assets were placed in service to the time that the asset lives were changed that would have resulted in a change of estimate. We may have further comment.

3. Please expand your financial statement disclosure to disclose the effect of the change in estimate on income before extraordinary items, net income and related per share amounts of the current period, as required by paragraph 33 of APBO No 20.


Liquidity and Capital Resources, page 13

Certain Financing Activity, page 14

4. Please revise your tabular disclosure of payments due under debt, lease and employee benefits obligations to conform to the format provided by paragraph (a)(5)(i) of Item 303 of Regulation S-K.

Note 1. Summary of Significant Accounting Policies, page 25

Revenue Recognition, page 25

5. We note that you recognize revenue when title and risk of loss pass, which is generally upon receipt of goods by the customer. We understand that for route area sales, you sell to independent sales distributors who, in turn, sell to retail customers. Please expand your disclosure to more clearly distinguish when revenue is recognized for sales made directly to retail customers and those made to independent sales distributors. In this regard, address when title and risk of loss passes under each scenario.

6. Disclose your accounting policy of how you determine when to report a gain on the sale of your routes and identify the terms of these arrangements which are largely financed by you. We note your related disclosure on page 28.

Inventory Valuation, page 25

7. Please expand your accounting policy disclosure to specifically address spare parts inventory obsolescence, idle facility expense, excessive spoilage or any other related items that result in reductions of inventory.

Note 2. Restructure Charges, page 27

8. Please expand your disclosure to address each of the following regarding your restructuring activities:

* Expand your description to provide facts and circumstances leading to the restructuring(s) and the expected completion date(s)

* Disclose the total amount expected to be incurred in connection with the activity for each major type of cost associated with the activity

* Disclose, if true, that a liability for a cost associated with the restructuring exists and is not recognized because the fair value cannot be reasonably estimated, and explain why it cannot be estimated.

Form 14A, Filed April 8, 2005

9. We understand that your auditors verbally requested $250,000 of additional fees for hours incurred in excess of the estimated number of hours associated with the 2004 audit fee estimate. We note that you and your Audit Committee intended to analyze the additional hours incurred and discuss with your auditors any additional fees to be paid. Please tell us how the issue has since been resolved and the impact that the resolution had on your accrual for audit services during the year ended December 25, 2004 and the thirteen weeks ended
March 26, 2005. If the issue has not been resolved, please provide us with an update regarding the matter. Also, discuss if any unpaid fees has impacted or is expected to impact your auditors` independence.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and


* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Regina Balderas, Staff Accountant, at (202)
551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-
3683
with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief
??

??

??

??

Mr. David S. Marberger
Tasty Baking Company
July 12, 2005
page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010